FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                12 January 2005


                                    mmO2 plc


                                Wellington Street
                       Slough, Berkshire SL1 1YP, England

                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                         Form 20-F..X... Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ________


Enclosure:

Copy of announcement regarding Scheme of arrangement sent to the London Stock Exchange on 12 January 2005 press release

PR0501

           CORPORATE REORGANISATION TO CREATE DISTRIBUTABLE RESERVES


Released: Wednesday 12 January 2005

mmO2 plc ("mmO2" or the "Company") announces that it will be posting a circular (the "Circular") to its shareholders in connection with the proposals announced on 17 November 2004 to implement a sustainable dividend policy and make distributions to shareholders (the "Proposals"). The Proposals involve a corporate reorganisation whereby mmO2 will be acquired by a new company, O2 plc, which will then effect a reduction of its share capital to create distributable reserves. It is proposed that the reorganisation takes place by way of a Court approved scheme of arrangement (the "Scheme").

Review of the fragmented shareholder base
As a legacy of the demerger from BT in November 2001 the Board has recognised that the mmO2 share register includes a large number of very small shareholders. As at 31 December 2004, 1,040,778 shareholders owned between 1 and 600 shares, representing 63.0 per cent of mmO2's shareholders by number, but only 3.5 per cent of mmO2's issued share capital.

The cost of servicing such a large number of shareholders is significant. In many cases it is likely to cost O2 more to send dividend cheques to its small shareholders than the amount of the dividend they are receiving. The Board of mmO2 also recognises that these shareholders may not be able to sell their holdings without incurring disproportionate transaction costs. The Board has therefore sought to offer smaller shareholders the means to realise their holdings in mmO2 cost effectively and at the same time help to reduce the fragmentation of mmO2's shareholder base.

Under the Scheme, mmO2 shareholders will, in effect, exchange their existing shares in mmO2 for new shares in O2 plc on a one for one basis. mmO2 shareholders have the option of electing to receive, in exchange for their existing shares in mmO2, either new shares in O2 plc or cash consideration under the Cash Alternative. Shareholders who take no action will be deemed to have elected for the Cash Alternative. This cash consideration will consist of the amount received through a placing in the market of the new shares to which shareholders would otherwise be entitled, plus a premium of 5 pence per share financed by mmO2. The value of the Cash Alternative will be the price at which the new O2 shares are placed (subject to a minimum of 105 pence per share, including the premium of 5 pence per share, to protect shareholders in the event of adverse market conditions).

The size of the Cash Alternative (and therefore the size of the placing) will be decided by the Board but is expected to be limited to approximately 300 million O2 plc shares. If elections for the Cash Alternative exceed this limit, they will be scaled back at the discretion of the Board. Scaling back is expected to be on a basis which ensures that elections by holders of smaller numbers of shares are met in full. In the event that such scaling back does take place, elections in respect of larger holdings are unlikely to be successful. The Placing, which will be conducted by Cazenove & Co. Ltd and Merrill Lynch International, will take place after the Scheme becomes effective.

Review of the US listing and ADR programme
The Board of mmO2 has also reviewed the US listing and the associated ADR programme which is also a legacy of the demerger from BT. mmO2 has no business operations in the US, nor any intention to develop any. Since the demerger, trading volumes and the number of ADRs outstanding have declined and the majority of larger US shareholders hold shares in mmO2 directly rather than in ADR form. Therefore, as part of the Proposals, mmO2's ADRs will be delisted from the New York Stock Exchange at the time that the Scheme becomes effective and O2 will not establish an ADR programme nor a US listing for the new shares in O2 plc.




Review of continuing SEC registration
The Board has also reviewed the consequences of continued SEC registration. Registration with the SEC results in duplicative compliance, reporting and internal control requirements and results in costs that are disproportionate to any commercial benefit arising from continued registration.

SEC regulations stipulate that de-registration can occur only if the number of US Resident Shareholders has fallen below 300. Furthermore, the number of US Resident Shareholders in O2 must remain below the 300 limit for a period of 18 months after de-registration. The existence of a relatively small number of US Resident Shareholders therefore creates a disproportionate and duplicative regulatory burden for the Company to the detriment of all shareholders. Accordingly, in order to facilitate the de-registration of the New Ordinary Shares, the O2 Articles will include temporary provisions to limit ownership of the shares by US Resident Shareholders. The provisions will facilitate O2 plc's intention to deregister from the SEC. The timing of any application to deregister has not yet been determined by the Board.

Approval process
The Approval of these Proposals will be sought at a Court Meeting and an Extraordinary General Meeting ("EGM") (both of which will be held on 14 February 2005 at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE). The Scheme also requires the sanction of the High Court. Subject to shareholder and High Court approval, it is expected that mmO2's existing ordinary shares will cease to be traded on the London Stock Exchange at the close of business on 11 March 2005 and that O2 plc's ordinary shares will be admitted to the Official List and commence trading on the London Stock Exchange at 8.00 a.m. on 14 March 2005. Application has been made to the UK Listing Authority for the listing of, and to the London Stock Exchange for the admission to trading of, up to 9,000,000,000 ordinary shares of O2 plc.





Summary of timetable

The key dates in the expected timetable for the Scheme are:
                                                                          2005
Latest time for receipt of Form of Proxy for the Court         9.30 a.m. on 12
Meeting                                                        February
Latest time for receipt of Form of Proxy for the EGM           9.45 a.m. on 12
                                                               February
Voting Record Time for Court Meeting and EGM                   6.00 p.m. on 12
                                                               February
Court Meeting                                                  9.30 a.m. on 14
                                                               February
EGM                                                            9.45 a.m. on 14
                                                               February
Latest time for receipt of Forms of Election for new O2 shares 5.00 p.m. on 9
or cash alternative                                            March
Court Hearing of the petition to sanction the Scheme           10 March
Last day of dealings in Existing Ordinary Shares               11 March
Scheme Effective Date                                          14 March
Dealings in New Ordinary Shares issued under the Scheme        8.00 a.m. on 14
commence on the London Stock Exchange                          March


Recent developments
Since 30 September 2004, trading has been in line with the full year outlook stated in the interim results announcement on 17 November 2004. Trends in revenues and costs since 30 September have been consistent with the half year to 30 September delivering anticipated customer numbers and margins. The Board believes, based on our performance in the year to date, that the O2 Group will report financial performance for the current financial year in line with the full year outlook stated in the interim results announcement and is well placed to continue to develop its business in line with its strategy.

The current trading statement, which has not changed from that given in the outlook section of the interim results announcement made on 17 November 2004, can be interpreted under the Listing Rules as a forecast that full year EBITDA before exceptional items for the Group for the financial year ending 31 March 2005 will be materially higher than for the financial year ended 31 March 2004. The Directors confirm this forecast.

Copies of the Circular and listing particulars relating to O2 plc have been submitted to the UK Listing Authority and will be available shortly for inspection at the UK Listing Authority's Document Viewing Facility situated at:

The Financial Services Authority,
25 The North Colonnade,
Canary Wharf,
London E14 5HS
(Tel: +44 (0)20 7676 1000)

and also on the mmO2 website (www.mmO2.com).

Shareholders who have any questions about the Proposals can call the Shareholder Helpline on telephone number freephone 0808 100 4102 (+44 1903 702767 if you are calling from outside the UK) open from Monday to Friday, 8.30 a.m. to 6.00 p.m. (UK time). For legal reasons the Shareholder Helpline will not be able to provide advice on the merits of the Proposals or to provide financial or taxation advice.

                                     -ends-


mmO2 Contacts:

Richard Poston                               David Boyd
Director Corporate Affairs                   Head of Investor Relations
mmO2 plc                                     mmO2 plc
Richard.poston@o2.com                        david.boyd@o2.com
t: +44 (0)1753 628039                        t: +44(0)1753 628230

David Nicholas                               John Crosse
Director of Communications                   Investor Relations Manager
mmO2 plc                                     mmO2 plc
david.nicholas@o2.com                        john.crosse@o2.com
t: +44 (0) 771 575 9176                      t: +44 (0) 1753 628198

Simon Gordon
Press Relations Manager
mmO2 plc
simon.gordon@o2.com
t: +44 (0) 771 007 0698

Cazenove & Co. Ltd                           Merrill Lynch International
Edmund Byers +44 (0)20 7155 8606             Mark Astaire +44 (0)20 7996 4789
David Harvey-Evers +44 (0)20 7155 4586       Oli Greaves +44 (0)20 7996 1200
                                             Philip Yates +44 (0)20 7628 1000



                        mmO2 press office: 01753 628402

   All mmO2 Group news releases can be accessed at our web site: www.mmo2.com

Cazenove & Co. Ltd and Merrill Lynch International, each of which is regulated in the United Kingdom by the Financial Services Authority, are acting exclusively for mmO2 plc and O2 plc and no one else in connection with the Proposals and will not be responsible to anyone other than mmO2 plc or O2 plc for providing the protections afforded to their customers or for providing advice to any other person in connection with the listing of the New Ordinary Shares or any other matter referred to in this announcement.

The distribution of this announcement in jurisdictions other than the UK may be restricted by law and therefore persons into whose possession this announcement comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

Notice to United States residents
The new shares in O2 plc will not be, and are not required to be, registered with the US Securities and Exchange Commission under the US Securities Act of 1933, as amended (the "Securities Act") in reliance upon the exemption from the registration requirements of the Securities Act provided by rule 802 promulgated under that act for certain business combinations.

The Proposals announced under the Scheme are made with respect to the securities of companies incorporated in England and Wales. The Circular being posted and its related documents are subject to the disclosure requirements of the United Kingdom, which are different from those of the United States. Financial statements included in such documents, if any, have been prepared in accordance with accounting principles generally accepted in the United Kingdom, which may not be comparable to the financial statements of United States companies.

It may be difficult for shareholders who receive the Circular and its related documents to enforce their rights and any claim they may have arising under US federal securities laws, since mmO2 is, and O2 will be, located in the United Kingdom, and some or all of mmO2's officers and directors may be residents of the United Kingdom. Shareholders may not be able to sue a non-US company or its officers or directors in a non-US court for violations of the US securities laws. It may be difficult to compel a non-US company or its affiliates to subject themselves to a US court's judgment.




                              SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 mmO2 plc


Date: 12 January 2005                   By:___/s/ Robert Harwood___

                                           ROBERT HARWOOD
                                           Assistant Secretary